Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 10, 2014 (July 3, 2014 as to Note 1) (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the Partnership’s acquisition of Bison Midstream and Red Rock Gathering Company, LLC which were accounted for as combinations of entities under common control and the acquisitions of the Mountaineer Midstream gathering system on June 21, 2013 and Grand River Gathering Company, LLC on October 27, 2011), relating to the consolidated financial statements of Summit Midstream Partners, LP and subsidiaries, appearing in the Current Report on Form 8-K dated July 3, 2014 of Summit Midstream Partners, LP, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Dallas, Texas

July 8, 2014